Performance Fee Calculation
April 1, 2008

Amended and Restated Schedule I
to the
Money Manager Agreement, dated December 21, 1998,
between Aronson+Johnson+Ortiz, LP
(formerly Aronson+Partners)
and
TIFF Investment Program, Inc.,
for its TIFF Multi-Asset Fund (“MAF”) and TIFF US Equity Fund (“USEF”)

Performance Fee Calculation
Dated April 1, 2008

Compensation

As compensation for the services performed and the facilities and personnel provided by the Manager pursuant to this Agreement, each of MAF and USEF will pay to the Manager a fee according to the following formula, which formula will vary depending on the combined value of the MAF Managed Assets and the USEF Managed Assets:

The following formula will apply when the combined average daily net asset value of the MAF and USEF Managed Assets is less than $100 million during the final month in the performance measurement period1:

Fee = 15 + [0.25 x (Excess Return – 90)]; subject to floor of 10 bp; cap of 80 bp, computed in accordance with the following provisions.

The following formula will apply when the combined average daily net asset value of the MAF and USEF Managed Assets is equal to or exceeds $100 million during the final month in the performance measurement period1:

Fee = 10 + [0.16 x (Excess Return – 75)]; subject to floor of 10 bp; cap of 50 bp, computed in accordance with the following provisions.

The applicable formula shall be applied separately with respect to MAF and USEF and each of MAF and USEF shall be responsible only for the payment of the fee with respect to its own Managed Assets.

Certain Defined Terms

“Beginning Date” shall mean the date that the Manager begins (or resumes after a hiatus) to render services under this Agreement.

“Excess Return” shall mean the return of the Money Manager that exceeds the return of the benchmark.

“Managed Assets” is hereby defined as that portion of MAF’s assets or USEF’s assets, as applicable, allocated to Manager.

“Minimum Fee” shall mean, with respect to any full calendar month, the result obtained by multiplying the average daily value of the net assets (gross of expenses) of Managed Assets during such month by 1/12th of the “floor rate” set forth in this Agreement.

“Performance Adjusted Fee” shall mean the result obtained by multiplying the average daily value of the net assets of the MAF Managed Assets or the USEF Managed Assets, as applicable, during the performance measurement period (trailing 12 months performance) by 1/12th of the Performance Fee Rate determined in accordance with the formula above.

“Performance Fee Rate” for MAF or USEF shall mean the rate of fee produced by application of the applicable formula set forth above.  Under such formula, the rate of fee varies directly with the time-weighted rate of return achieved for MAF or USEF, as applicable, by the Manager over the applicable performance measurement period, but is never greater than the “cap” rate nor less than the “floor” rate specified in the formula.  The rate of fee varies above and below the “fulcrum” fee rate, i.e., the rate that is midway between the cap rate and the floor rate, depending on the amount by which the Manager's return exceeds, or is less than, the return of the “benchmark” specified in the formula.  (The rate of return at which the Performance Fee Rate will equal the fulcrum fee rate is equal to the benchmark return plus the “hurdle” rate incorporated in the formula.)  The rate at which the Performance Fee Rate changes in response to a specified increment of change in the Manager's performance relative to the performance of the benchmark is constant.  The Performance Fee Rate will change as the Manager's performance varies from the performance of the benchmark in increments of one basis point.

Fee for Services

(a) Fee.  For services rendered by the Manager hereunder during consecutive full calendar months subsequent, the Manager shall be entitled to a fee equal to the Performance Adjusted Fee, payable by the Client on or about the tenth day of the month following the month in which such fees are earned.

(b) Early Termination.  If the Manager ceases to render services hereunder at any time during, and before the end of, any such subsequent month, the Manager shall be entitled to a fee for services rendered hereunder during such month equal to 150% of the Minimum Fee (prorated based on the number of days during such calendar month that the Manager provided services hereunder) payable by MAF or USEF, as applicable, on or about the tenth day of the month following the month in which the Manager ceased to render services hereunder.

                        [signatures appear on following page]
Agreed and Accepted:                                                                                                         Agreed and Accepted:

TIFF Investment Program, Inc. for                                                                                      Aronson+Johnson+Ortiz, LP
each of TIFF Multi-Asset Fund and
TIFF US Equity Fund

By: ___/s/ Tina M. Leiter_________                                                                                     By: ___/s/ Paul Dodge_________

Name: ___Tina M. Leiter_________                                                                                      Name:___Paul Dodge__________

Title: ____Secretary_____________                                                                                     Title: ___Principal, Operations__

1 The performance measurement period is the trailing 12-month period.